Exhibit 99.1

National Energy Services Reunited Corp. Announces Receipt of Notice from Nasdaq Regarding Late Filing of Annual Report on Form 20-F

HOUSTON, November 7, 2022 – National Energy Services Reunited Corp. (“NESR” or “the Company”) (NASDAQ:NESR)(NASDAQ:NESRW), an international, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) region, received a delisting determination letter (the “Determination Letter”) on November 1, 2022 from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”). The Determination Letter notified the Company that since it had not filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 20-F”) by October 31, 2022, the deadline by which the Company was to file the 2021 20-F in order to regain compliance with Listing Rule 5250(c)(1), the Company’s ordinary shares and warrants are subject to delisting from The Nasdaq Capital Market. The Staff’s delisting determination will not immediately result in the suspension of trading or delisting of the Company’s securities, and the Nasdaq Listing Rules provide a procedure for the Company to appeal the determination and seek a stay pending the appeal as described below.

The Company intends to timely request a hearing before the Nasdaq Hearings Panel (the “Panel”) under Listing Rule 5815(a) to present its plan to regain compliance with Listing Rule 5250(c)(1), which request will automatically stay the delisting of the Company’s securities for 15 calendar days from the date of the request. In connection with its request for a hearing, the Company also intends to request a further stay of the suspension of trading and delisting of the Company’s ordinary shares and warrants while the appeals process is pending. The Panel will notify the Company of its decision to hold a hearing and, after such hearing, if it will allow the Company’s ordinary shares to continue to trade on The Nasdaq Capital Market.

As disclosed previously in press releases on March 14, 2022, and June 17, 2022, the Company’s annual financial statements for the years ended December 31, 2020, 2019, and 2018, as well the interim financial information for the first 3 calendar quarters of 2021, respectively, need to be restated and consequently cannot be relied upon. The Company is working assiduously to file its delinquent filing with the SEC and to regain compliance with the Nasdaq listing rule as soon as possible.

As a result of the impact this restatement has had on the holders of Warrants, the Company’s Board of Directors has voted to extend the validity of the Warrants for two years until June 2025.

About NESR

Founded in 2017, NESR is one of the largest national oilfield services providers in the MENA and Asia Pacific regions. With over 5,000 employees, representing more than 60 nationalities in over 15 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Hydraulic Fracturing, Cementing, Coiled Tubing, Filtration, Completions, Stimulation, Pumping and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling, Fishing Tools, Testing Services, Wireline, Slickline, Drilling Fluids and Rig Services.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation: the amount, scope and timing of any financial restatement that may be required, information that may be discovered in the course of the Company’s completion of the reconciliations of its financial results and related analysis; the possibility that Nasdaq may not further extend the deadline for regaining compliance with applicable listing standards and may delist the Company’s securities; the possibility that the Company will not be able to become current in its filings with the SEC; the ability to recognize the anticipated benefits of the Company’s recent business combination transaction, which may be affected by, among other things, the price of oil, natural gas, natural gas liquids, competition, the Company’s ability to integrate the businesses acquired and the ability of the combined business to grow and manage growth profitably; integration costs related to the Company’s recent business combination; estimates of the Company’s future revenue, expenses, capital requirements and the Company’s need for financing; the risk of legal complaints and proceedings and government investigations; the Company’s financial performance; success in retaining or recruiting, or changes required in, the Company’s officers, key employees or directors; current and future government regulations; developments relating to the Company’s competitors; changes in applicable laws or regulations; the possibility that the Company may be adversely affected by other economic and market conditions, political disturbances, war, terrorist acts, international currency fluctuations, business and/or competitive factors; and other risks and uncertainties set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 and in the Company’s other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For inquiries regarding NESR, please contact:

Blake Gendron - VP Investor Relations & Business Development

National Energy Services Reunited Corp.

832-925-3777

investors@nesr.com